[LOGO, JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED]

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For further information, please contact:

Jilin Chemical Industrial
  Company Limited                         Tel: (86) 432-390 3651
Mr. Li Chunqing                           Fax: (86) 432-302 8126
                                          E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.       Tel: (852) 2838 1162
Ms. Gladys Lee                            Fax: (852) 2834 5109
                                          E-mail: gladys.lee@fortunechina.com.hk

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

(Jilin City/Hong Kong, May 20, 2005)-----At the annual general meeting of Jilin Chemical Industrial Company Limited (HKSE: 368, NYSE: JCC) held on May 20, 2005, the shareholders of the Company approved the report of the board of directors, the report of the supervisory committee, the 2004 audited financial statements, the 2004 profit distribution plan, the remuneration of directors and supervisors for 2005, the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the Company's international and domestic auditors, the amendments to the articles of association, the amendments to the rule of procedures for the general meetings of the shareholders and adoption of the amended rule of procedures for the general meetings of the shareholders as an appendix to the articles of association, the rules of procedures for the meetings of the board of directors and adoption of the same as an appendix to the articles of association, the rules of procedures for the meetings of the supervisory committee and adoption of the same as an appendix to the articles of association.

The Company is one of the largest producers of basic chemical and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. Its primary business comprises the production of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and other chemical products.

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